United States securities and exchange commission logo





                          June 11, 2024

       Vered Caplan
       Chief Executive Officer
       Orgenesis Inc.
       20271 Goldenrod Lane
       Germantown, MD 20876

                                                        Re: Orgenesis Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 6, 2024
                                                            File No. 333-279993

       Dear Vered Caplan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeffrey Cohan